EXHIBIT 24

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2001, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 24th day of September, 2001.

/s/D. O. ANDREAS
D. O. ANDREAS

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

      KNOW ALL MEN BY THESE PRESENTS, that the undersigned, the Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as the Chief Executive Officer and Chairman of the Board of Directors of said Company to the Form 10-K for the fiscal year ended June 30, 2001, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

      IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 24th day of September, 2001.

                /s/G. ALLEN ANDREAS
                G. ALLEN ANDREAS

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of
ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make,
constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each
or any one of them, the undersigned's true and lawful attorneys-in-fact,
with power of substitution, for the undersigned and in the undersigned's
name, place and stead, to sign and affix the undersigned's name as a
director of said Company to the Form 10-K for the fiscal year ended June 30,
2001, and all amendments thereto, to be filed by said Company with the
Securities and Exchange Commission, Washington, D.C., and to file the same,
with all exhibits thereto and other supporting documents, with said
Commission, granting unto said attorneys-in-fact, and each of them, full
power and authority to do and perform any and all acts necessary or
incidental to the performance and execution of the powers therein expressly
granted.

        IN WITNESS WHEREOF, the undersigned has hereunto set the
undersigned's hand this 25th day of September, 2001.

                                        /s/J. R. BLOCK
                                        J. R. BLOCK

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of
ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make,
constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each
or any one of them, the undersigned's true and lawful attorneys-in-fact,
with power of substitution, for the undersigned and in the undersigned's
name, place and stead, to sign and affix the undersigned's name as a
director of said Company to the Form 10-K for the fiscal year ended June 30,
2001, and all amendments thereto, to be filed by said Company with the
Securities and Exchange Commission, Washington, D.C., and to file the same,
with all exhibits thereto and other supporting documents, with said
Commission, granting unto said attorneys-in-fact, and each of them, full
power and authority to do and perform any and all acts necessary or
incidental to the performance and execution of the powers therein expressly
granted.

        IN WITNESS WHEREOF, the undersigned has hereunto set the
undersigned's hand this 25th day of September, 2001.

                                        /s/RICHARD BURT
                                        RICHARD BURT

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of
ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make,
constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each
or any one of them, the undersigned's true and lawful attorneys-in-fact,
with power of substitution, for the undersigned and in the undersigned's
name, place and stead, to sign and affix the undersigned's name as a
director of said Company to the Form 10-K for the fiscal year ended June 30,
2001, and all amendments thereto, to be filed by said Company with the
Securities and Exchange Commission, Washington, D.C., and to file the same,
with all exhibits thereto and other supporting documents, with said
Commission, granting unto said attorneys-in-fact, and each of them, full
power and authority to do and perform any and all acts necessary or
incidental to the performance and execution of the powers therein expressly
granted.

        IN WITNESS WHEREOF, the undersigned has hereunto set the
undersigned's hand this 25th day of September, 2001.

                                        /s/M. H. CARTER
                                        M. H. CARTER

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

    KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2001, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

    IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 26th day of September, 2001.

           /s/H. de BOON
           H. de BOON

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of
ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make,
constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each
or any one of them, the undersigned's true and lawful attorneys-in-fact,
with power of substitution, for the undersigned and in the undersigned's
name, place and stead, to sign and affix the undersigned's name as a
director of said Company to the Form 10-K for the fiscal year ended June 30,
2001, and all amendments thereto, to be filed by said Company with the
Securities and Exchange Commission, Washington, D.C., and to file the same,
with all exhibits thereto and other supporting documents, with said
Commission, granting unto said attorneys-in-fact, and each of them, full
power and authority to do and perform any and all acts necessary or
incidental to the performance and execution of the powers therein expressly
granted.

        IN WITNESS WHEREOF, the undersigned has hereunto set the
undersigned's hand this 23rd day of September, 2001.

                                        /s/F. ROSS JOHNSON
                                        F. ROSS JOHNSON

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director

          KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of
ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make,
constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each
or any one of them, the undersigned's true and lawful attorneys-in-fact,
with power of substitution, for the undersigned and in the undersigned's
name, place and stead, to sign and affix the undersigned's name as a
director of said Company to the Form 10-K for the fiscal year ended June 30,
2001, and all amendments thereto, to be filed by said Company with the
Securities and Exchange Commission, Washington, D.C., and to file the same,
with all exhibits thereto and other supporting documents, with said
Commission, granting unto said attorneys-in-fact, and each of them, full
power and authority to do and perform any and all acts necessary or
incidental to the performance and execution of the powers therein expressly
granted.

          IN WITNESS WHEREOF, the undersigned has hereunto set the
undersigned's hand this 25th day of September, 2001.

                              /s/DAVID J. MIMRAN
                              DAVID J. MIMRAN

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2001, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 25th day of September, 2001.

/s/M. BRIAN MULRONEY
M. BRIAN MULRONEY

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of
ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make,
constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each
or any one of them, the undersigned's true and lawful attorneys-in-fact,
with power of substitution, for the undersigned and in the undersigned's
name, place and stead, to sign and affix the undersigned's name as a
director of said Company to the Form 10-K for the fiscal year ended June 30,
2001, and all amendments thereto, to be filed by said Company with the
Securities and Exchange Commission, Washington, D.C., and to file the same,
with all exhibits thereto and other supporting documents, with said
Commission, granting unto said attorneys-in-fact, and each of them, full
power and authority to do and perform any and all acts necessary or
incidental to the performance and execution of the powers therein expressly
granted.

        IN WITNESS WHEREOF, the undersigned has hereunto set the
undersigned's hand this 25th day of September, 2001.

                                /s/R. S. STRAUSS
                                R. S. STRAUSS

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of
ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make,
constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each
or any one of them, the undersigned's true and lawful attorneys-in-fact,
with power of substitution, for the undersigned and in the undersigned's
name, place and stead, to sign and affix the undersigned's name as a
director of said Company to the Form 10-K for the fiscal year ended June 30,
2001, and all amendments thereto, to be filed by said Company with the
Securities and Exchange Commission, Washington, D.C., and to file the same,
with all exhibits thereto and other supporting documents, with said
Commission, granting unto said attorneys-in-fact, and each of them, full
power and authority to do and perform any and all acts necessary or
incidental to the performance and execution of the powers therein expressly
granted.

        IN WITNESS WHEREOF, the undersigned has hereunto set the
undersigned's hand this 25th day of September, 2001.

                                /s/J. K. VANIER
                                J. K. VANIER

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of
ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make,
constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each
or any one of them, the undersigned's true and lawful attorneys-in-fact,
with power of substitution, for the undersigned and in the undersigned's
name, place and stead, to sign and affix the undersigned's name as a
director of said Company to the Form 10-K for the fiscal year ended June 30,
2001, and all amendments thereto, to be filed by said Company with the
Securities and Exchange Commission, Washington, D.C., and to file the same,
with all exhibits thereto and other supporting documents, with said
Commission, granting unto said attorneys-in-fact, and each of them, full
power and authority to do and perform any and all acts necessary or
incidental to the performance and execution of the powers therein expressly
granted.

        IN WITNESS WHEREOF, the undersigned has hereunto set the
undersigned's hand this 25th day of September, 2001.

                                        /s/O. G. WEBB
                                        O. G. WEBB

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of
ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make,
constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each
or any one of them, the undersigned's true and lawful attorneys-in-fact,
with power of substitution, for the undersigned and in the undersigned's
name, place and stead, to sign and affix the undersigned's name as a
director of said Company to the Form 10-K for the fiscal year ended June 30,
2001, and all amendments thereto, to be filed by said Company with the
Securities and Exchange Commission, Washington, D.C., and to file the same,
with all exhibits thereto and other supporting documents, with said
Commission, granting unto said attorneys-in-fact, and each of them, full
power and authority to do and perform any and all acts necessary or
incidental to the performance and execution of the powers therein expressly
granted.

        IN WITNESS WHEREOF, the undersigned has hereunto set the
undersigned's hand this day of September, 2001.

                                /s/ANDREW YOUNG
                                ANDREW YOUNG